UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, July 24, 2024

Gen. Mgmt. No.013/2024

Mrs.

Solange Berstein

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: MATERIAL FACT

Dear Madam,

Pursuant to the provisions of Articles 147, letter b) of Law 18,046 of Corporations, 9 and 10, second paragraph, of Law No. 18,045 of the Securities Market and General Rule No. 30 of the Financial Market Commission (“CMF”), duly empowered and on behalf of Enel Chile S.A., I hereby inform you, as a material fact, that:

1. The Directors' Committee of Enel Chile S.A., in a regular meeting held on July 23, 2024, decided in favor of a new Policy on Regular Transactions with Related Parties of the Company governed by Title XVI of the Corporations Law and General Rule No. 501 of the CMF.

2. The Board of Directors of Enel Chile S.A., in a regular meeting held on July 24, 2024, approved a new Policy on Regular Transactions with Related Parties of the Company governed by Title XVI of the Corporations Law and General Rule No. 501 of the CMF, which is attached as an annex hereto.

This policy will be available to the shareholders of Enel Chile S.A. at its corporate offices and on its website, www.enel.cl.

Sincerely yours,

Giuseppe Turchiarelli

Chief Executive Officer

Enel Chile S.A.

c.c.:	Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

GENERAL RELATED-PARTY TRANSACTIONS POLICY

Enel Chile S.A.

I.	Date of Approval and Modifications.

The General Related-Party Transactions Policy (the “Policy”) of Enel Chile S.A. (the “Company”) was approved at the Board of Directors’ meeting No. 3/2016 held on March 23, 2016. The most recent modification of the Policy was approved at Board of Directors’ meeting No. 7/2024 held on July 24, 2024, after receiving the favorable opinion of the Directors’ Committee of the Company issued on July 23 of this year.

II.	Need for this General Related-Party Transactions Policy.

The Company’s main business purpose is to invest in subsidiaries or affiliated companies whose business is the exploration, development, operation, generation, distribution, transmission, transformation and/or sale of energy in Chile, in any of its forms or states. Its main purpose is also to invest and manage its investment in subsidiaries and affiliated companies, whose business corresponds to energy in any form or state, to the supply of public services or services whose main input is energy, telecommunications and information technology and Internet brokerage businesses. In the fulfillment of its main purpose, the Company carries out, inter alia, the following functions: (i) promote, organize, incorporate, modify, dissolve or liquidate companies of any nature, whose corporate purpose is related to the purposes of the Company; and (ii) provide its related companies, subsidiaries and affiliated companies with the financial resources necessary for the conduct of their businesses and provide their subsidiaries with management, financial, commercial, technical, legal and auditing advisory services and, in general, services of any kind that may be necessary for their optimal performance.

This Policy is indispensable because, as described in the above paragraph, the Company carries out its purpose by investing in its subsidiaries, affiliated companies and other related companies, which carry out various interrelated activities. In addition to the above, it should be noted that the Company is the parent of several companies established in Chile and, at the same time, a subsidiary of a foreign parent company with a business presence in 43 countries. Carrying out regular operations with its related parties benefits all shareholders and third parties that interact with the Company, since it makes it possible for it to have a more efficient structure, to take advantage of the synergies that exist between it and its related parties, to optimize its resources and to bring down transaction costs.

Thus, in order to achieve the timely and efficient fulfillment of the Company’s corporate purpose, it is necessary to make an exception for certain transactions with related parties governed by Title XVI of the Corporations Law from compliance with the requirements for approval established in Article 147, paragraphs 1) to 7) of said Law. The excepted related-party transactions are of a financial nature, the rendering of administrative and management services, acquisitions and corporate reorganizations, among others, which are described in section III below.

III.	Characteristics and Conditions of the Transactions to be carried out under this General Related-Party Transactions Policy.

a)	Operations:

The following transactions with related parties governed by Title XVI of the Corporations Law will be considered regular for the Company since they are carried out on an ordinary and recurring basis by the Company in consideration of its corporate purpose, provided that they are carried out on arm’s length terms and conditions prevailing at the time of their approval:

1.               Financial operations that correspond to money credit operations governed by Law No. 18,010, as amended from time to time, intercompany expense accounts, corporate guarantees, such as joint and several sureties and co-debts, comfort letters, money loans and/or financial loans, whether structured or not, lines of credit, whose purpose is to finance working capital, optimize the cash flows of the companies and/or meet the cash needs of the Company or its related parties.

2.               Transactions of a financial nature or financial intermediation, such as fixed or variable income financial investments, acquisition and sale of foreign currencies and shares, financial derivatives, swaps, agreements, time deposits, overdraft facilities, loans secured by promissory notes, letters of credit, letters of guarantee, stand-by letters of credit, forward contracts, interest rate hedges, options and futures; transactions related to current accounts, daily money market transactions, placement of funds or other regular cash management financial transactions.

3.               Operations related to IT systems and project management services, infrastructure services, data center, microcomputing, software and hardware, licensing, cybersecurity, transformation and artificial intelligence projects, IT strategy and service model design, project portfolio management, technical consulting and digital business management.

4.               Operations related to administration, management, professional and administrative services, financial administration, corporate services and other similar services, including, among others, accounting, financial reporting, fixed assets, sales and purchase ledger, treasury and banking, tax advice, legal advice, communications, human resources and organizational services, investor relations and institutional relations management, insurance and procurement services, compliance services, accounting management, internal audit and management, updating and implementation of the crime prevention model, general services and property and real estate management.

5.               Acquisition or disposal of shares or corporate interests of subsidiaries or affiliated companies of the Company or, in general, of companies in which the Company has any direct or indirect interest, ownership or management, entered into with companies related to it, in order to proceed with corporate or asset restructurings or their management.

  Transaction Counterparties:

The counterparties to the transactions described in this Policy may be the following:

For the operations described in numbers 1, 2 and 5 of letter a. above, the counterparties may be the parent company, subsidiaries and affiliated and related companies of the Company.

For the operations described in numbers 3 and 4 of letter a. above, the counterparties may be the parent company and affiliated companies in the event that the Company is the recipient of services; and the subsidiaries and affiliated companies in the event that the Company is the provider of such services.

  Maximum Amounts per Transaction:

In order to be considered in the ordinary course of business under this General Related-Party Transactions Policy, such transactions shall not have a material effect on the economic, financial or legal situation of the Company, which shall be determined by the Board of Directors of the Company. However, it shall be understood that the following transactions have a material effect on the Company: 1) the transactions carried out within the framework of a liquidation of assets that would compromise the solvency of the Company or within the framework of a corporate merger; and 2) the transactions in which the equivalent of more than 30% of the total income or expenses of the Company’s previous fiscal year may be compromised.

Likewise, as dictated by letter b) of Article 147 of Law No. 18,046, the Corporations Law, the transactions authorized by this General Related-Party Transactions Policy may not compromise more than 10% of the Company’s assets.

For the transactions indicated from number 1 to 4 of letter a. above, individually considered, the maximum amount per operation shall be 10% of the consolidated assets of the Company for the immediately preceding fiscal year.

The transactions indicated in number 5 of letter a. above, individually considered, shall not exceed 10% of the equity interests of the Company in respect of which the transaction is entered into, nor exceed the equivalent of US$ 200 million.

The aforementioned limits are aligned with the amounts of previous recurring related-party transactions carried out by the Company. Likewise, the limit allows for controlling the effects of each of the transactions on the economic, financial or legal situation of the Company, making its operations in the ordinary course compatible with the interests of the shareholders.

  Operations in the Ordinary Course of Business:

The operations described in numbers 1 and 2 of letter a. above are in the ordinary course of business of the Company, since they make it possible to meet its short-, medium- and long-term financial needs, facilitating its routine economic transactions and optimizing its cash flows, which is essential for the Company’s sound financial management and the continuity of the business. They refer to procedures that are carried out daily with financial institutions, usual for the Company and recurrent in recent years, in addition to being standard procedures for the good economic management of companies that operate in complex environments.

Specifically, in relation to the performance of transactions within the framework of an intercompany expense account, these are in the ordinary course of business since they are essential for the daily management of the finances of the corporate group to which the Company belongs, especially given its condition of parent company of several subsidiaries. The intercompany expense account facilitates the receipt of payments from customers, the payment of suppliers, the management of payrolls and the management of the Company’s liquidity, among other routine financial transactions. In addition, over the past few years, the intercompany expense account has been continuously used by the Company to manage its normal business operations and has been crucial to its day-to-day operations.

The operations described in numbers 3 and 4 of letter a. above are considered in the ordinary course of business since they allow the Company to fulfil its corporate business purpose, considering its status as the parent company of several operating companies. It is considered to be the most effective way to meet the various needs of the related companies, since it allows taking advantage of the synergies between the companies of the same business group, optimizing the pre-existing structures and the knowledge and improvements obtained, benefiting from lower costs due to discounts and synergies given the greater volume of services and, in short, making the Company’s day-to-day operations more efficient. In addition, the provision of the aforementioned services, whether the Company is the provider or the recipient of such services, has been recurrent in recent years, and is considered essential for the proper management and operation of the business.

Likewise, the transactions described in number 5 of letter a. above are in the ordinary course of business, since the Company is continually evaluating and developing corporate restructuring operations to make its corporate structure more efficient, in line with the interests of its shareholders. Likewise, the Company’s subsidiaries and affiliated companies operate in a sophisticated and highly regulated environment, which requires continuous organizational adaptations. The activities described in the aforementioned paragraph have been recurrently conducted by the Company in previous years.

Finally, all such transactions, in order to be approved under this Policy, must always be entered into on terms and conditions similar to those previously entered into by the Company, taking into consideration the market conditions prevailing at the time of approval. In addition, they must be recurrent, that is, they must have been entered into at least once every 18 months over the past three years or have been entered into under a continuing-performance, deferred-execution or automatic-renewal contract.

IV.	Control Mechanisms and Compliance Officer.

To ensure compliance with the requirements and conditions set forth in this General Related-Party Transactions Policy and applicable legislation, each transaction must follow the following procedure: be reviewed by the Directors’ Committee and approved by the Company’s Board of Directors, all prior to the implementation of the corresponding transaction.

To this end, the Company’s management shall provide the Directors with all the relevant information to examine and approve, as appropriate, the transaction in question, including detailed information on the purpose, counterparties, amounts and terms of the transaction, among others, three business days prior to the corresponding meeting of the Directors’ Committee and the Board of Directors. In particular, the Directors shall determine, both at the meeting of the Directors’ Committee and at that of the Board of Directors, the reasons why the transaction in question contributes to the Company’s corporate interest and the reasons why the price, terms and conditions of the transaction are felt to be arm’s length considering those prevailing in the market at the date of its approval, with external reports being required for this purpose in the event that the amount of the transaction exceeds the equivalent of one million euros.

Likewise, it shall be determined by the Directors, both at the meeting of the Directors’ Committee and at the meeting of the Board of Directors, that in those cases in which letter b) of Article 147 of the Corporations Law is invoked, whether the corresponding transaction falls within the purview of this Related-Party Transactions Policy.

The body in charge of compliance with this General Related-Party Transactions Policy shall be the Company’s Administration Manager, who shall, as part of his internal control duties, verify compliance with the control mechanisms indicated above and verify that the procedures indicated in this Policy have been complied with, whenever a transaction of the nature described in this instrument is proposed and prior to its approval. Likewise, the Administration Manager shall be responsible for reporting to the Company’s Board of Directors on a semi-annual basis.

An external auditing firm or consultant shall issue a semi-annual report on the related-party transactions carried out in the respective six-month period. Said report shall verify, among other aspects related to related-party transactions governed by Title XVI of the Corporations Law, that they have complied with this Related-Party Transactions Policy. The aforementioned report shall conform to the format prescribed by NCG 501 and shall be sent to the Directors’ Committee and the Board of Directors at the indicated time and at least three business days prior to the respective meeting, in order to allow adequate study of the same by the directors.

V.	Disclosure Mechanisms.

The complete and revised text of this General Related-Party Transactions Policy will be made available to interested parties at the Company’s offices located at Roger de Flor No. 2725, Torre 2 (Encomenderos), 19th floor, Las Condes, Santiago and on its website: https://www.enel.cl/es/inversionistas/inversionistas-enel-chile.html. Likewise, its adoption and modification, if applicable, will be reported to the Financial Market Commission, the stock exchanges and the market in general, by means of a material event notice.

Finally, the Company shall prepare and disclose a semi-annual report of all related-party transactions governed by Title XVI of the Corporations Law – regardless of whether or not they have been exempted by this Related-Party Transactions Policy – that have been actually entered into by the Company during the respective 6-month period, in accordance with the requirements established by General Rule No. 501 of the Financial Market Commission. This report shall be previously reviewed by an external auditing firm or consultant to ensure its consistency with the report they submit to the Directors’ Committee and the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Executive Officer

Date: July 24, 2024